CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$29,079,510	$3,745.44

(1)          Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013, and the Product Supplement STOCK ARN-1 dated May 7, 2014)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-190038

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement STOCK ARN-1.

Our initial estimated value of the notes, based on our internal pricing models, is $9.54 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet .

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total

Public offering price	$10.00	$29,079,510.00

Underwriting discount	$0.20	$ 581,590.20

Proceeds, before expenses, to Barclays	$9.80	$28,497,919.80

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

September 25, 2014

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

Summary

The Accelerated Return Notes®  Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the basket of three insurance sector stocks described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Basket. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This estimated value is less than the public offering price.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduced the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-13.

Terms of the Notes		Redemption Amount Determination

Issuer:	Barclays Bank PLC (“Barclays”)	On the maturity date, you will receive a cash payment per unit determined as follows:

Principal Amount:	$10.00 per unit

Term:	Approximately 14 months

Market Measure:

An approximately equally weighted basket of three insurance sector stocks comprised of Aflac Incorporated (NYSE symbol: “AFL”), MetLife, Inc. (NYSE symbol: “MET”), and Prudential Financial, Inc. (NYSE symbol: “PRU”) (each, a “Basket Stock”).

Starting Value:	100.00

Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described in “The Basket” section below.

Participation Rate:	300%

Capped Value:	$11.701 per unit, which represents a return of 17.01% over the principal amount.

Calculation Day:	November 20, 2015

Price Multiplier:	1, for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-20 of product supplement STOCK ARN-1.

Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13.

Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

¡                  Product supplement STOCK ARN-1 dated May 7, 2014:
https://www.sec.gov/Archives/edgar/data/312070/000110465914035851/a14-11801_3424b2.htm

¡                  Series A MTN prospectus supplement dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

¡                  Prospectus dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

¡                  You anticipate that the level of the Basket will increase moderately from the Starting Value to the Ending Value.

¡                  You are willing to risk a loss of principal and return if the level of the Basket decreases from the Starting Value to the Ending Value.

¡                  You accept that the return on the notes, if any, will be capped.

¡                  You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

¡                  You are willing to forgo dividends or other benefits of owning the Basket Stocks.

¡                  You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

¡                  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

¡                  You believe that the level of the Basket will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

¡                  You seek principal protection or preservation of capital.

¡                  You seek an uncapped return on your investment.

¡                  You seek interest payments or other current income on your investment.

¡                  You want to receive dividends or other distributions paid on the Basket Stocks.

¡                  You seek an investment for which there will be a liquid secondary market.

¡                  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

Hypothetical Payout Profile

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300%, and the Capped Value of $11.701. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.

The following table is based on the Starting Value of 100, the Participation Rate of 300% and the Capped Value of $11.701 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.000		-100.00%
50.00		-50.00%	$5.000		-50.00%
80.00		-20.00%	$8.000		-20.00%
90.00		-10.00%	$9.000		-10.00%
94.00		-6.00%	$9.400		-6.00%
97.00		-3.00%	$9.700		-3.00%
100.00	(1)	0.00%	$10.000		0.00%
102.00		2.00%	$10.600		6.00%
103.00		3.00%	$10.900		9.00%
105.00		5.00%	$11.500		15.00%
110.00		10.00%	$11.701	(2)	17.01%
120.00		20.00%	$11.701		17.01%
130.00		30.00%	$11.701		17.01%
140.00		40.00%	$11.701		17.01%
150.00		50.00%	$11.701		17.01%
160.00		60.00%	$11.701		17.01%

(1)                                 The Starting Value was set to 100.00 on the pricing date.

(2)                                 The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual prices of the Basket Stocks, see “The Basket Stocks” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:	100.00

Ending Value:	80.00

= $8.00 Redemption Amount per unit

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 103.00
= $10.90 Redemption Amount per unit

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.701 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement STOCK ARN-1, and page S-6 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

¡                  Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

¡                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

¡                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

¡                  Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

¡                  The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

¡                  The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

¡                  The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-13. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

¡                  The estimated value of the notes is not a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

¡                  A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

¡                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

¡                  Changes in the prices of the Basket Stocks may offset each other.

¡                  You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

¡                  While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and are not responsible for any disclosure made by any Underlying Company.

¡                  The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.  See “Description of ARNs—Anti-Dilution Adjustments” beginning on page PS-20 of product supplement STOCK ARN-1.

¡                  There may be potential conflicts of interest involving the calculation agents, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

¡                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-30 of product supplement STOCK ARN-1.

Additional Risk Factors

The stocks included in the Basket are concentrated in one sector.  All of the stocks included in the Basket are issued by companies in the insurance sector.  Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the insurance sector, including those discussed below.  Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions affecting the insurance sector generally and the Underlying Companies in particular may reduce your return on the notes.  All of the Basket Stocks are issued by companies whose primary lines of business are directly associated with the insurance sector. The profitability of these companies is largely dependent on the availability and cost of capital, and can fluctuate significantly, particularly when market interest rates change. Stressed economic conditions can also cause liquidity and credit issues, making it more difficult for companies to pay claims, seek additional financing or meet regulatory requirements. This reliance on capital funding also raises potential systemic risks relating to the interdependency of the insurance sector with the financial markets. Additional risks that may face the Underlying Companies include: differences between actual claims and assumptions and forecasts regarding claims made by the insurance companies; catastrophic events; competition; operational failures in information security systems; unexpected claim and coverage issues; fluctuations in foreign currency exchange rates; the ability to market and distribute products through existing distribution channels; and the cost and availability of reinsurance products used by insurance companies to hedge their risks.  Adverse economic, business, regulatory (including tax and accounting changes), market or political developments, in particular those affecting the U.S. and the insurance sector, could have a significant effect on the value of the Basket. As a result of any of these factors, the Underlying Companies may have reduced profitability, and the value of the notes may be subject to volatility and may be adversely affected.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section “The Basket Stocks” below.  Each Basket Stock was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs-Basket Market Measures” beginning on page PS-26 of product supplement STOCK ARN-1.

On the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value is as follows:

Basket Stock	NYSE Symbol	Initial Component Weight	Closing Market Price(1)	Component Ratio(2)	Initial Basket Value Contribution

Aflac Incorporated	AFL	33.33%	58.08	0.57386364	33.33

MetLife, Inc.	MET	33.33%	54.10	0.61608133	33.33

Prudential Financial, Inc.	PRU	33.34%	89.64	0.37193217	33.34

				Starting Value	100.00

(1)         These were the Closing Market Prices of the Basket Stocks on the pricing date.

(2)         Each Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on the pricing date and rounded to eight decimal places.

The calculation agents will calculate the Ending Value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-27 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket from January 2008 through August 2014.  The graph is based upon actual month-end historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies’ publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of publicly available documents regarding the Underlying Companies that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes.  The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through the pricing date.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Aflac Incorporated

Aflac Incorporated is a general business holding company. The company, through its subsidiaries, provides supplemental insurance to individuals in the United States and Japan. Its products include accident and disability plans, cancer expense plans, short-term disability plans, sickness and hospital indemnity plans, hospital intensive care plans, and fixed-benefit dental plans. This Basket Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “AFL.” The company’s CIK number is 4977.

		High ($)	Low ($)
2008	First Quarter	65.55	58.72
	Second Quarter	68.22	62.80
	Third Quarter	64.25	51.25
	Fourth Quarter	58.02	30.38

2009	First Quarter	46.28	11.49
	Second Quarter	37.66	18.75
	Third Quarter	43.02	28.65
	Fourth Quarter	47.14	40.58

2010	First Quarter	54.82	45.95
	Second Quarter	56.56	40.48
	Third Quarter	53.61	43.12
	Fourth Quarter	57.85	51.45

2011	First Quarter	59.28	50.45
	Second Quarter	57.00	44.30
	Third Quarter	47.43	31.46
	Fourth Quarter	46.77	33.57

2012	First Quarter	49.98	43.18
	Second Quarter	46.41	38.45
	Third Quarter	49.66	41.29
	Fourth Quarter	54.70	47.53

2013	First Quarter	54.07	48.65
	Second Quarter	58.20	48.90
	Third Quarter	63.54	56.60
	Fourth Quarter	67.48	62.15

2014	First Quarter	66.15	60.72
	Second Quarter	64.02	60.83
	Third Quarter (through the pricing date)	63.93	57.86

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

MetLife, Inc.

MetLife, Inc. provides individual insurance, employee benefits and financial services with operations throughout the United States and the regions of Latin America, Europe and Asia Pacific. The company’s products include life insurance, annuities, automobile and homeowners insurance, retail banking and other financial services for individuals as well as group insurance. This Basket Stock trades on the NYSE under the symbol “MET.” The company’s CIK number is 1099219.

		High ($)	Low ($)
2008	First Quarter	61.47	54.62
	Second Quarter	62.88	52.77
	Third Quarter	63.00	43.75
	Fourth Quarter	48.15	16.48

2009	First Quarter	35.97	12.10
	Second Quarter	35.50	23.43
	Third Quarter	40.83	26.90
	Fourth Quarter	38.35	33.22

2010	First Quarter	43.34	33.64
	Second Quarter	47.10	37.76
	Third Quarter	42.73	36.49
	Fourth Quarter	44.92	37.74

2011	First Quarter	48.64	42.28
	Second Quarter	46.79	39.24
	Third Quarter	44.38	26.82
	Fourth Quarter	36.82	26.60

2012	First Quarter	39.46	32.04
	Second Quarter	38.00	27.82
	Third Quarter	36.25	28.64
	Fourth Quarter	37.11	30.91

2013	First Quarter	40.20	34.64
	Second Quarter	46.10	35.53
	Third Quarter	51.47	45.85
	Fourth Quarter	54.02	46.38

2014	First Quarter	54.55	47.06
	Second Quarter	56.55	49.19
	Third Quarter (through the pricing date)	57.22	51.08

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

Prudential Financial, Inc.

Prudential Financial, Inc. provides financial services throughout the United States and several other countries. The company offers products and services, including life insurance, mutual funds, annuities, pension and retirement related services, and administration and asset management. This Basket Stock trades on the NYSE under the symbol “PRU.” The company’s CIK number is 1137774.

		High ($)	Low ($)
2008	First Quarter	91.36	67.36
	Second Quarter	82.21	59.74
	Third Quarter	86.25	56.07
	Fourth Quarter	64.80	13.73

2009	First Quarter	35.11	11.29
	Second Quarter	46.00	20.50
	Third Quarter	54.63	33.28
	Fourth Quarter	52.82	44.64

2010	First Quarter	60.50	47.02
	Second Quarter	65.82	53.66
	Third Quarter	59.54	49.65
	Fourth Quarter	59.95	50.68

2011	First Quarter	67.32	58.32
	Second Quarter	64.62	57.77
	Third Quarter	65.26	43.93
	Fourth Quarter	57.32	43.91

2012	First Quarter	64.65	51.30
	Second Quarter	64.50	44.74
	Third Quarter	58.63	45.46
	Fourth Quarter	59.89	48.74

2013	First Quarter	60.41	54.64
	Second Quarter	73.03	54.91
	Third Quarter	82.62	73.30
	Fourth Quarter	92.43	75.99

2014	First Quarter	91.23	80.45
	Second Quarter	91.10	77.61
	Third Quarter (through the pricing date)	93.16	85.75

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date was based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the note and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to a Basket of Three Insurance Sector Stocks, due November 27, 2015

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement STOCK ARN-1. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement STOCK ARN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement STOCK ARN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Basket. If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your notes should be treated in the manner described above. No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page PS-30 of product supplement STOCK ARN-1 and one or more of these might ultimately govern the tax treatment of the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders. The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.”  Under recently proposed regulations, non-U.S. holders will not be subject to the Section 871(m) withholding tax described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” on payments made prior to January 1, 2016; accordingly, holders of the notes will not be subject to this tax.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-14